SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	November	2010
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated November 26, 2010.

Document 1

For Immediate Release	November 26, 2010

SONDE RESOURCES CORP.  PROVIDES UPDATE ON TUNISIA PROJECT, STATUS OF RELATIONSHIP WITH JOINT VENTURE PARTNER

CALGARY, ALBERTA (Marketwire – Nov. 26, 2010) – Sonde Resources Corp. (“Sonde”) (TSX:  SOQ) (NYSE Amex LLC:  SOQ) announced today that the Court of Queen’s Bench of Alberta has ruled in Sonde’s favor, dismissing the Bankruptcy and Insolvency Act protection previously afforded Canadian Sahara Inc. (“Sahara”), and lifting the stay protecting Sahara.  As a result, Sahara has been notified that Sonde is exercising its option to require that Sahara completely withdraw from the 7th of November Block, Offshore Tunisia/Libya Joint Operating Agreement (“JOA”) and Exploration and Production Sharing Agreement (“EPSA”) governing the block, thereby forfeiting its 50% working interest to Sonde.

Sonde is now actively seeking a partner to jointly explore the interest in the 7th of November Block.

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located in Western Canada, offshore Trinidad and Tobago, North Africa, and offshore Eastern United States.  See Sonde Resources’ website at www.sonderesources.com to review further detail on Sonde Resources’ operations.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	November 29, 2010	By:	/s/ Tonya Pizzey
			Name:	Tonya Pizzey
			Title:	Corporate Secretary